May 2, 2008

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Re:	Education Management LLC
Form 10-K for Fiscal Year Ended June 30, 2007
Form 10-Q for the Quarters Ended September 30 and December 31, 2007
File No. 333-137605

Dear Mr. Spirgel:

We are providing this letter in response to the comments of the Staff contained in your letter dated April 18, 2008. Set forth below are the Staff’s comments and our responses.

Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2007

Item 6.	Selected Financial Data, page 35

COMMENT NO. 1

Please delete the combined statement of operations data for the 12 months ended June 30, 2006 from the table of selected financial data since this information does not comply with GAAP or the guidance for the presentation of pro forma information.

RESPONSE

We will delete the combined statement of operations data for the twelve months ended June 30, 2006 from the selected financial data in accordance with the Staff’s comment in applicable future filings.

Item 7.	MD&A of Financial Condition and Results of Operations

Results of Operations, page 40

COMMENT NO. 2

Please delete the discussion of the combined results of operations for the 12 months ended June 30, 2006 from MD&A. You may present pro forma information for fiscal year 2006 that is prepared in accordance with Article 11 of Regulation S-X, if you believe a comparison of financial results of operations, other than those in the historical financial statements included in the filing, is meaningful. You will need to include a complete set of pro forma financial statements that reflects the adjustments to the historical information to explain the basis of the information discussed. You should also explain why management believes a pro forma presentation is meaningful and discuss any potential risks associated with using this presentation.

RESPONSE

We will revise the relevant sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations in applicable future filings to delete the discussion of the combined results of operations for the twelve months ended June 30, 2006 in accordance with the Staff’s comment.

In addition, we respectfully advise the Staff that applicable future filings will discuss the results of the eleven-month Predecessor period ended May 31, 2006 and compare this period against the twelve-month Successor period ended June 30, 2007. The period from June 1, 2006 through June 30, 2006 will be discussed in a separate paragraph with no comparison to other periods, as we believe it would not be meaningful to compare this period to the period from June 1, 2007 to June 30, 2007.

Use of Estimates and Critical Accounting Policies, pages 51-55

COMMENT NO. 3

Where applicable, analyze the potential sensitivity of your estimates to change and quantify the effects where practicable and material. Please refer to Section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations in Release No. FR-72 for further guidance.

RESPONSE

In our June 30, 2007 Form 10-K, we identified and described our critical accounting policies and estimates related to purchase accounting, revenue recognition and receivables, leases, long-lived assets, capitalization of internally-developed software costs, income taxes, accrued health insurance and incentive compensation, and share-based payment.

We have reviewed the current disclosure related to our critical accounting policies and estimates, and we intend to revise such disclosure to the extent appropriate in future filings to reflect the results of our analysis of the potential sensitivity of our estimates to change and to quantify the effects where practicable and material. We have copied below our critical accounting policies set forth in the June 30, 2007 Form 10-K and have added additional disclosure that we intend to include in applicable future filings, including the replacement of our Long-Lived Assets policy with two separate policies, titled Impairment of Property, Equipment and Finite-Lived Intangible Assets and Impairment of Goodwill and Indefinite-Lived Intangible Assets, and the addition of discussion related to the adoption of FASB Interpretation No. (“FIN”) 48, ‘‘Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,’’ on July 1, 2007. Since the balances at June 30, 2008 are not yet known, the disclosure below contains blanks for all future values. The expanded disclosure related to our critical accounting policies and estimates for future filings are underlined below.

“Revenue Recognition and Receivables

We bill tuition and housing revenues at the beginning of an academic term and recognize the revenue on a pro rata basis over the term of instruction or occupancy. For most of our programs, the academic and fiscal quarters are the same; therefore, unearned revenue is generally not significant at the end of a fiscal quarter. However, Argosy University and the Brown Mackie Colleges, and to a lesser degree South University and certain Art Institutes, have educational programs with starting and ending dates that differ from our fiscal quarters. Therefore, at the end of each fiscal quarter, we may have revenue from these programs that has not yet been earned in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, ‘‘Revenue Recognition in Financial Statements’’. Accordingly, this unearned revenue has been recorded as unearned tuition in the accompanying consolidated balance sheets. Advance payments represent that portion of payments received but not earned and are also recorded as a current liability in the accompanying consolidated balance sheets. These payments are typically related to future academic periods and generally are refundable.

If a student withdraws from one of our schools, the standards of most state education authorities that regulate our schools, the accrediting commissions that accredit our schools, and our own internal policies (collectively, “Refund Policies”) limit a student’s obligation for tuition and fees to the school depending on when a student withdraws during an academic term. The terms of the Refund Policies vary by state, and the limitations imposed by the Refund Policies are generally based on the portion of the academic term that has elapsed at the time the student withdraws. The greater the portion of the academic term that has elapsed at the time the student withdraws, the greater the student’s obligation is to the school for the tuition and fees related to that academic term. We record revenue net of any refunds that result from any applicable Refund Policy, and at no point do we recognize gross revenue on amounts that will ultimately be refunded in future periods.

The trade receivable balances are comprised of individually insignificant amounts due primarily from students throughout the United States and Canada. Our accounts receivable balances at each balance sheet date consist of amounts related to revenue from current or former students for classes that have been completed, prior periods of occupancy in our housing facilities for which payment has not been received or obligations of current students for tuition, housing or other items related to academic terms in progress for which payment has not been received.

We determine our allowance for doubtful accounts for most locations primarily by categorizing gross receivables based upon the enrollment status (in-school vs. out-of-school) of the student and establishing a reserve based on the likelihood of collection in consideration of our historical experience. Student accounts are monitored through an aging process whereby past due accounts are pursued. When certain criteria are met (primarily aging with no payments and account balances past the due date by more than four months) and internal collection measures have been taken without success, the accounts of former students are placed with an outside collection agency. Student accounts in collection are reserved at a high rate and are evaluated on a case-by-case basis before being written off. If current collection trends differ significantly from historical collections, an adjustment would be required to our allowance. Historically, however, the allowance for doubtful accounts has been within our estimate of uncollectible accounts. A one percentage point change in our allowance for doubtful accounts as a percentage of gross receivables as of June 30, 2008 and 2007 would have resulted in a change in net income of $___ million and $0.6 million, respectively, for the years ended June 30, 2008 and 2007.

Impairment of Property, Equipment and Finite-Lived Intangible Assets

We record impairment losses on property and equipment and finite-lived intangible assets when events and circumstances indicate the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, as described in SFAS No. 144, ‘‘Accounting or Disposal of Long-Lived Assets’’. Events and circumstances that trigger an impairment review include deteriorating economic conditions or poor operating performance at individual locations or groups of locations. If we determine there is an impairment, the impairment loss is measured by comparing the fair value of the assets to their carrying amounts using a traditional discounted cash flow model, and it is recorded as an operating expense in the statement of operations in the period in which the carrying value exceeds the fair value. As described in Note          to the consolidated financial statements, we recorded an impairment charge of $         million related to property, equipment and finite-lived intangible assets during the year ended June 30, 2008. For other property, equipment, and finite-lived intangible assets that were tested for impairment, the sum of the future undiscounted cash flows was sufficiently in excess of the carrying amounts such that reducing the cash flows by 10% would not have resulted in impairment. We did not record any impairment charges during the year ended June 30, 2007.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

We test our goodwill and indefinite-lived intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable in accordance with SFAS No. 142, ‘‘Goodwill and Other Intangible Assets’’. The goodwill test compares the carrying value of the goodwill of each of our reporting units to its implied fair value. We estimate the fair value of each of our reporting units using a traditional discounted cash flow approach. This evaluation requires use of internal business plans that are based on our judgments and estimates regarding future economic conditions, product demand and pricing, costs and inflation rates, and discount rates, among other factors. These judgments and estimates involve inherent uncertainties, and the measurements of the fair values of the reporting units are dependent on the accuracy of the assumptions used in making the estimates and how these estimates compare to our future operating performance. Any impairment is recorded as an operating expense in the statement of operations in the period in which carrying value exceeds fair value.

The impairment test for indefinite-lived intangible assets, which consist of the tradenames associated with The Art Institute schools, and licensing, accreditation, and Title IV program participation assets for all of our education systems, requires a new determination of the fair value using the same approach from the original valuation as of the acquisition date of an entity. An impairment must be recognized for an amount equal to the difference between the carrying value and the fair value recorded as an operating expense in the statement of operations in the period in which the carrying value exceeds the fair value.

We did not record any impairment charges related to goodwill or indefinite-lived intangibles during the year ended June 30, 2007. For our annual impairment test in fiscal 2007, neither an increase in the discount rate of 1% or a decrease in the projected cash flows of 10% would have resulted in impairment.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, ‘‘Accounting for Income Taxes’’, which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities result from (i) temporary differences in the recognition of income and expense for financial and federal income tax reporting requirements and (ii) differences between the recorded value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. SFAS No. 109 also requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. We evaluate all available evidence, both positive and negative, on a quarterly basis to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of an existing deferred tax asset ultimately depends upon the existence of sufficient taxable income of the appropriate character within the carryback or carryforward period available under the tax law of the applicable jurisdiction. In evaluating the future realization of an existing deferred tax asset, we must apply judgment based upon our past experience as to the likelihood of generating sufficient taxable income of the appropriate character within the period allowed under applicable tax law. At June 30, 2008 and 2007, we had gross deferred tax assets of $         and $41.3 million, respectively, and valuation allowances against these gross deferred tax assets of $         and $19.1 million, respectively. We re-evaluate the realizability of these deferred tax assets quarterly and will adjust the valuation allowances based upon the available evidence. Any future change in our assessment of the realizability of these deferred tax assets could affect our effective income tax rate, net income, and net deferred tax assets in the period in which our assessment changes.

We adopted the provisions of FIN 48, ‘‘Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,’’ on July 1, 2007. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is at least more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The amount of the tax benefit so recognized is measured as the largest amount of benefit that is more-likely-than-not to be realized upon effective settlement. We classify interest expense and penalties accrued in connection with unrecognized tax benefits as income tax expense in our consolidated statement of operations. This classification is consistent with our past accounting policy for interest and penalties related to tax liabilities. See Note          to the accompanying consolidated financial statements for a further discussion on income taxes.

Share-Based Payment

In August 2006, Education Management Corporation’s Board of Directors approved the 2006 Stock Option Plan for executive management and key personnel. During fiscal 2007 and 2008, an aggregate of approximately          million options were granted under this plan. Under SFAS No. 123R, compensation expense related to our grants is not recognized until one of the conditions entitling participants to fair value for their shares becomes probable. Accordingly, we have not recognized compensation expense related to any of the grants during fiscal 2008 or 2007. However, a 10% increase in the fair values of our time-based and performance-based options would have increased our unrecognized compensation cost by $         and $3.0 million at June 30, 2008 and 2007, respectively.

We use the Black-Scholes option pricing model to determine the fair value of time-based stock options at the grant date. In order to value performance- and market-based options, we use a Monte Carlo simulation model based on the assumptions used in the time-based options’ Black-Scholes model. Such assumptions can significantly impact the fair values of stock options and associated compensation expense recognized over the requisite service periods. See Note          to the accompanying audited consolidated financial statements for a further discussion on share-based compensation.”

In addition, we respectfully advise the Staff that in applying Release No. FR-72, we concluded that the following critical accounting policies included in our June 30, 2007 Form 10-K are either redundant to our policies as described in our footnotes and/or do not require significant judgment or estimates: Purchase Accounting, Leases, Long-Lived Assets, Capitalization of Internally Developed Software Costs, and Accrued Health Insurance and Incentive Compensation. As a result, we have concluded that these policies are not critical as defined in Release No. FR-72 and will be removed from future filings.

Note 2 – Summary of Significant Accounting Policies

Goodwill and Other Identifiable Intangible Assets, page 68

COMMENT NO. 4

Please tell us whether you separately value your licensing, accreditation, and Title IV program participation assets. If you do, tell us how you account for and value your Title IV program participation asset.

RESPONSE

We separately value our licensing, accreditation, and Title IV program participation assets.

Our Title IV program participation asset is accounted for as an indefinite-lived intangible asset and was valued using a combination of the Income and Cost approaches, two of the three allowable methods under paragraph 18 of SFAS No. 157, “Fair Value Measurements”. SFAS No. 157, among other things, clarified already existing valuation guidance in SFAS 142, “Goodwill and Other Intangible Assets”.

We do not amortize our Title IV program participation asset because it is fundamental to our business and renewals of our Title IV program participation agreements have historically occurred routinely and at a nominal cost to us. Additionally, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of this asset, and there is no foreseeable limit to the future periods of cash flows related to this asset. As a result, this asset is estimated to have a useful life similar to that of the overall business, which is currently viewed as being indefinite.

Revenue Recognition, page 69

COMMENT NO. 5

Please describe for us the nature of the “fees” you describe in conjunction with tuition and how you account for these.

RESPONSE

The “fees” we describe in the first sentence of the disclosure under Revenue Recognition on page 69 accounted for 2.5% of our net revenues during the fiscal year ended June 30, 2007. The largest of these fees are lab fees, which are charged to our students at all our education systems for courses requiring a different classroom setting than a traditional classroom would allow, such as our culinary program. If a student withdraws from classes, these fees are eligible for refund in accordance with our tuition refund policy. We recognize revenue on these fees when earned, which is on a pro-rata basis over the academic terms to which they relate. The remaining fees, which include application, enrollment, graduation, and other general fees, are less than 1.0% of net revenues in the aggregate and are recognized in revenue when earned.

COMMENT NO. 6

Please tell us how you apply the guidance in SAB Topic 13 in accounting for tuition refunds. Also, though it appears from your disclosure that you have no one refund policy nor one applicable federal, state, or accrediting agency standard with regards to refunds describe for us some of the more common policies and standards.

RESPONSE

As we describe in our existing disclosure, refund policies vary by institution and state. A common theme among all states and schools is that refunds are granted to students using a “tier-approach” based on the percentage of the completed academic term at the time of withdrawal; however, at some point during an academic term, the student is no longer entitled to any refund upon withdrawal.

SAB Topic 13A.4.a. discusses how to account for refundable fees for services. In accordance with this standard, “a company’s contracts may include customer cancellation or termination clauses. Cancellation or termination provisions may be indicative of a demonstration period or an otherwise incomplete transaction….If the cancellation provisions expire ratably over a stated contractual term, the sales price is considered to become determinable ratably over the stated term.” In applying this guidance to our revenue process, the cancellation or termination provisions of our contracts with students are integrally related to their ability to withdraw from classes and receive a refund. Due to the fact that we recognize revenue ratably over an academic term, and a student’s eligibility to receive a refund expires more quickly than we recognize revenue, at no point will we recognize revenue that could potentially be refunded in the future.

In addition, we respectfully advise the Staff that we will revise our disclosure addressing student refunds in applicable future filings in the Critical Accounting Policies section of Management’s Discussion and Analysis of the Results of Operations by adding the following disclosure:

“If a student withdraws from one of the Company’s schools, the standards of most state education authorities that regulate our schools, the accrediting commission that accredits our schools, and our own internal policies (collectively, “Refund Policies”) limit a student’s obligation for tuition and fees to the school depending on when a student withdraws during an academic term. The terms of the Refund Policies vary by state, and the limitations imposed by the Refund Policies are generally based on the portion of the academic term that has elapsed at the time the student withdraws. The greater the portion of the academic term that has elapsed at the time the student withdraws, the greater the student’s obligation is to the school to pay the tuition and fees related to that academic term. We record revenue net of any refunds that result from any applicable Refund Policy, and at no point do we recognize gross revenue on amounts that will ultimately be refunded in future periods.”

Note 3 – Business Combination

Purchase Price Allocation, page 72

COMMENT NO. 7

We note that you utilized an independent third party appraiser in determining the purchase price allocation of your tangible and intangible assets in connection with the disclosed business combination. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent valuation, you should provide disclosures that explain the method and assumptions used by management to determine the valuation.

RESPONSE

We will remove the references to the use of an independent third party appraiser in determining the purchase price allocation of tangible and intangible assets in applicable future filings. In addition, we respectfully advise the Staff that our disclosure in applicable future filings will be as follows (changes to the existing disclosure are underlined):

“Under business combination accounting, the total purchase price was allocated to our net tangible and intangible assets based on their estimated fair values. Different approaches were used for each type of asset, as appropriate under the particular circumstances. Property and equipment were generally valued using the replacement cost approach. Our more material indefinite-lived intangible assets, such as tradenames, accreditation, and the Title IV program participation asset, were valued using different approaches. Tradenames were valued using the relief from royalty method, which is a variation of the income approach. Accreditation was valued using the cost approach, and the Title IV program participation asset was valued using a combination of the income and cost approaches. For definite-lived intangible assets, such as existing student relationships, we used the discounted cash flow method to estimate fair value. In utilizing any of the above methods, management must make certain assumptions about the amount and timing of estimated future cash flows and other economic benefits from the assets, the remaining economic useful life of the assets, and general economic factors concerning the selection of an appropriate discount rate. See Note          for the adjustments made to goodwill during fiscal 2007.

Note 12 – Share-Based Payment

Successor: 2006 Stock Option Plan, pages 82-83

COMMENT NO. 8

Tell us how you considered the guidance in paragraph A240f of SFAS No.123R in evaluating whether to provide separate disclosures for “time-based” options and “performance-based” options.” Also disclose the fair value of options granted during each period presented and options outstanding at the end of the latest fiscal year.

RESPONSE

We have considered the Staff’s comment and agree that separate disclosure of the requirements under paragraphs A240a-e of SFAS No. 123R for our time-based and our performance-based options is appropriate, because the characteristics of each type of award are meaningful for the financial statement reader to more fully understand our use of share-based compensation. As a result, we will revise our disclosure in applicable future filings as follows (changes underlined):

Below is a summary of the weighted-average assumptions used for time-based options granted during the year ended June 30, 2007:

Weighted average fair value of options	$28.55
Expected dividend yield	0.0%
Expected volatility	39.9%
Risk-free interest rate	4.6%
Expected forfeiture rate	12.4%
Expected term	6.5 years

Time-based options granted during fiscal 2007 are as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value (in thousands)
Outstanding at June 30, 2006	—	$—
Granted	910,960	52.24
Exercised	—	—
Forfeited	(8,700)	50.92

Outstanding at June 30, 2007	902,260	$52.23	9.4	$20,520
Exercisable at June 30, 2007	111,156	$50.00	9.1	$2,779

Below is a summary of the weighted-average assumptions used for performance-based options granted during the year ended June 30, 2007:

Weighted average fair value of options	$10.27
Expected dividend yield	0.0%
Expected volatility	37.2%
Risk-free interest rate	4.5%
Expected forfeiture rate	12.4%
Expected term	3.8 years

Performance-based options granted during fiscal 2007 are as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value (in thousands)
Outstanding at June 30, 2006	—	$—
Granted	885,961	52.17
Exercised	—	—
Forfeited	(8,700)	50.92

Outstanding at June 30, 2007	877,261	$52.23	9.4	$20,020

Exercisable at June 30, 2007	—	$—	—	$—

COMMENT NO. 9

You disclose that time-based options generally vest ratably over a five-year period. In your response letter, tell us how you applied the guidance in SFAS No.123R in evaluating accrual of compensation expense over the service period. Also describe the buy back provisions of both time-based and performance-based options and tell us how you applied the guidance in the statement to these provisions.

RESPONSE

Time-based options

Under paragraph 44 of SFAS 123R, compensation expense for a stock option award is not recorded until it is probable that a performance condition will be achieved. There are two performance conditions for the time-based options that have not been satisfied even though options vested during the period covered in the June 30, 2007 Form 10-K. First, shares of common stock received upon exercise are subject to a call right held by Education Management Corporation. In the event that an employee voluntarily terminates his or her employment or is terminated for cause, the repurchase price would equal the lesser of the option exercise price or the current fair value of a share of common stock, which would preclude an employee from receiving value in excess of the exercise price.

Secondly, in the event that Education Management Corporation does not exercise its repurchase right or if a holder remains employed, the holder is prohibited from selling the shares of common stock received upon exercise of a stock option without the prior consent of Education Management Corporation.

The repurchase rights and limitation on sale transactions remain in existence until the earlier of occurrence of an initial public offering of a minimum amount of our stock or such earlier time as may be decided by the Board of Directors of Education Management Corporation. Accordingly, the ability of an employee who exercises vested stock options to obtain fair value for the shares of common stock received upon exercise is controlled by Education Management Corporation, the issuer of the stock options. We also respectfully advise the Staff that no holders of vested time-based stock options have exercised their options to date.

Performance-based

Performance-based options vest only if (i) one or more liquidity events occur, and (ii) the cash on cash return to certain of our shareholders resulting from the liquidity event(s) satisfies certain metrics set forth in the performance-based option agreement. Therefore, these awards include a performance condition (a liquidity event) and a market condition (the cash on cash return to certain of our shareholders). Due to the performance condition, no compensation cost will be recognized until a liquidity event which would result in vesting of the performance-vested options is probable. In accordance with paragraph 48 of SFAS No.123R, we incorporated the probability of the achievement of the market condition into the grant date fair value of the options, but did not adjust for the likelihood of the liquidity event as that is accounted for separately as a performance condition.

Although the buy back provision also applies to the performance-based options, it currently has no impact because none of the outstanding options have vested.

*    *    *

As requested by the Staff, Education Management LLC (“EDMC”) acknowledges the following with regard to the Form 10-K for the fiscal year ended June 30, 2007 (the “Form 10-K”):

•	EDMC is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	EDMC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please address them to me at (412) 962-0900.

Sincerely,

EDUCATION MANAGEMENT LLC

By:	/s/ Edward H. West
Edward H. West Executive Vice President and Chief Financial Officer